

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

Via E-mail
Mr. Robert Coleridge
Chief Executive Officer
Indie Growers Association
311 Division St.
Carson City, NV 89703

      Re: Indie Growers Association
             Form 8-K
             Filed July 2, 2014
             File No. 000-54091

Dear Mr. Coleridge:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ James Lopez (for)

                                         John Reynolds
                                         Assistant Director

cc: Frederick C. Bauman, Esq.
         Bauman & Associates Law Firm